File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑            Form 40-F ☐.

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐            No ☑.

     [If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:         .]

Monthly Sales Report- October 2004	3
Regulated Announcement for the month of October 2004	4 ~ 5
Signatures	6

MACRONIX INTERNATIONAL CO., LTD.

For the month of October 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2004.

     Sales volume (NT$: Thousand)

Time	Item	2004	2003	Changes	(%)
October	Invoice amount	1,984,474	2,030,807	-46,333	-2.28%
October	Net Sales	1,922,869	2,024,672	-101,803	-5.03

     Funds lent to other parties (NT$: Thousand)

	Bal. As of	Bal. As of	Limit of
	October, 2004 end	September, 2004 end	lending
MXIC	0	0	17,759,647
MXIC’s subsidiaries	1,523,724	1,523,724	5,668,783

     Endorsements and guarantees (NT$: Thousand)

	Limit of		Bal. As of
	endorsement	October	period end
MXIC	17,759,647	0	3,896
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	3,896
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$: Million)

4-1 Hedging purpose:

For assets / liabilities denominated in foreign currencies		For the position of floating rate liabilities
Underlying assets / liabilities	388	Underlying assets / liabilities	0
Financial instruments	2,3	Financial instruments	0
Realized profit (loss)	0	Realized profit (loss)	0

4-2 Trading purpose : None

MACRONIX INTERNATIONAL CO., LTD.
For the month of October 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of October 2004.

     The trading of directors, supervisors, executive officers and 10% shareholders:

		Number of
		shares held
		when elected
		(for Directors,	Number of	Number of
		Supervisors	shares held as	shares held as
		and Executive	September 30,	October 31,
Title	Name	Officers)	2004	2004	Changes
Assistant Vice President	H.C.Liu	0	590,356	581,356	-9,000
Assistant Vice President	C.D.Lin	0	3,220,822	3,184,822	-36,000

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders:

Number of
the clear of
		pledged common	Date of	Accumulated
		shares as of	the clear of	number of pledged
Title	Name	October 31,2003	pledge	common shares
Assistant Vice President	Y.L.Lin	1,200,000	2004/10/20	0

     Outstanding units and shares of ADR:

Outstanding of	Outstanding of	Outstanding of	Outstanding of
units on	shares on	units on	shares on
September 30,2004	September 30,2004	October 31,2004	October 31,2004
2,148,215.3	21,482,153	2,225,715.3	22,257,153

     Outstanding amount of Convertible Bonds:

		Outstanding	Outstanding
	Conversion	Amounts on	Amounts On
Convertible Bonds	Price	September 30,2004	October 31,2004
0.5% Convertible Bonds Due 2007	NT$28.2329	USD$100,000	USD$100,000
0% Convertible Bonds Due 2008	NT$11.9584	USD$6,400,000	USD$6,400,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of October 2004

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of October 2004.

     The acquisition of assets:

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2004/10/05	HSBC NTD Money Management Fund	27,707,930.7000	14.4363	400,000,000
2004/10/05	NITC BOND FUND	2,325,613.0000	158.7760 ~ 159.5370	370,000,000
2004/10/05	Shinkong Chi-Shin Fund	28,777,714.9600	13.8907 - 13.9086	400,000,000
2004/10/06	The First Global Investment Trust Wan Tai Bond Fund	22,095,709.8000	13.5723 - 13.5873	300,000,000
2004/10/26	President James Bond Fund	20,051,379.6000	14.9452 - 14.9944	300,000,000

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: November 24, 2004	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center